UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Pegasus Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
705906105
(CUSIP Number)
Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	705906105	Page	2	of	14

1	NAMES OF REPORTING PERSONS: Prides Capital Partners, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	705906105	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Kevin A. Richardson, II

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	705906105	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Henry J. Lawlor, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	705906105	Page	5	of	14

1	NAMES OF REPORTING PERSONS: Murray A. Indick

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	705906105	Page	6	of	14

1	NAMES OF REPORTING PERSONS: Charles E. McCarthy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	705906105	Page	7	of	14

1	NAMES OF REPORTING PERSONS: Christian Puscasiu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No.	705906105	Page	8	of	14

1	NAMES OF REPORTING PERSONS: Perseus Holding Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,954,036**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

3,954,036**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,954,036**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 705906105	SCHEDULE 13D/A	Page 9 of 14
Item 1 Security and Issuer.
     This Amendment No. 7 amends and supplements the Statement on Schedule 13D (as amended, supplemented and otherwise modified from time to time, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2004 by Prides Capital Partners, L.L.C., a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Pegasus Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.
     The Schedule 13D is hereby amended and supplemented as set forth below. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 2 Identity and Background.
     Item 2 is hereby amended and supplemented as follows:
     This Schedule 13D is filed jointly on behalf of Prides Capital, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy, Christian Puscasiu and Perseus Holding Corp. (collectively, the “Reporting Persons”).
     The information relating to Inter-Continental Hotels Corporation, a Delaware corporation (“IHC”), Six Continents Hotels, Inc., a Delaware corporation (“Six Continents”), and InterContinental Hotels Group PLC, a public limited company organized under the laws of England and Wales (“IHG”, and together with IHC and Six Continents, the “IHG Parties”), has been provided by the IHG Parties and the Reporting Persons expressly disavow responsibility for the accuracy thereof.
     IHG is the ultimate parent of Six Continents and IHC. The business of IHG and its subsidiaries comprises the ownership, management, leasing and franchising of hotels and resorts.
     The address of the principal business and the principal office of IHG is 67 Alma Road, Windsor, Berkshire, SL4 3HD, United Kingdom.
     The address of the principal business and the principal office of IHC is Three Ravinia Drive, Suite 100, Atlanta, Georgia, 30346.
     The address of the principal business and the principal office of Six Continents is Three Ravinia Drive, Suite 100, Atlanta, Georgia, 30346.
     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of IHG, IHC or Six Continents is set forth on the schedules to the Statement on Schedule 13D to be filed with the Commission in connection with entering into the Contribution and Voting Agreement, as defined in Item 3 below, by the IHG Parties, which is incorporated by reference herein.
     To the best knowledge of the Reporting Persons, none of the IHG Parties has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 10 of 14
Item 3 Source of Funds and Other Consideration.
     Item 3 is hereby amended and supplemented as follows:
     The information set forth or incorporated by reference in Items 2 and 5 is hereby incorporated herein by reference.
     To finance the consummation of the transactions contemplated by the Merger Agreement (as defined in Item 5), Parent has received capital and equity commitments (the “Equity Financing”) from Prides Capital Fund I, L.P., a Delaware limited partnership (“Prides Fund”), Prides 406 Co-Invest, L.P., a Delaware limited partnership (“Prides Co-Invest”), and the IHG Parties and (ii) received debt commitments (the “Debt Financing”) from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively “JPMorgan”).
     In connection with the Equity Financing, Prides Fund, Prides Co-Invest and the IHG Parties entered into a Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006 (the “Contribution and Voting Agreement”) with Parent. Pursuant to the Contribution and Voting Agreement, (i) Prides Fund has agreed to contribute to Parent, immediately prior to the closing of the Merger, (a) 2,066,445 shares of Common Stock it beneficially owns and (b) $38,936,658.00 in cash, (ii) Prides Co-Invest has agreed to contribute to Parent, immediately prior to the closing of the Merger, (a) 1,233,800 shares of Common Stock it beneficially owns and (b) $88,500,000 in cash and (iii) the IHG Parties have agreed to contribute to Parent 653,791 shares of Common Stock they beneficially own. Such shares of Common Stock to be contributed by Prides Fund, Prides Co-Invest and the IHG Parties will be canceled and cease to exist at the effective time of the Merger and no payment shall be made or consideration delivered in respect thereof. Each of Prides Fund’s, Prides Co-Invest’s and each of the IHG Parties’ commitments to contribute shares of Common Stock and make capital contributions is subject to the conditions set forth in the Contribution and Voting Agreement.
     The source of the equity commitments of the IHG Parties under the Contribution and Voting Agreement are the shares of Common Stock of the Issuer previously acquired by the IHG Parties.
     The information set forth in response to this Item 3 is qualified in its entirety by reference to the Contribution and Voting Agreement (Exhibit A hereto which is incorporated herein by reference).

CUSIP No. 705906105	SCHEDULE 13D/A	Page 11 of 14
Item 5 Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented as follows:
     (a), (b) The information contained on the cover pages to this Amendment No. 7 and the information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference. The following disclosure assumes that there are 20,804,229 shares of Common Stock outstanding, which the Issuer represented in its Annual Report on Form 10-K for the year ended December 31, 2005 was the number of outstanding shares of Common Stock as of March 9, 2006.
     Prides Capital is the general partner of both Prides Fund and Prides Co-Invest. Pursuant to the Contribution and Voting Agreement, the shares of Common Stock and the voting rights associated with the shares of Common Stock beneficially owned by Prides Fund, Prides Co-Invest and the IHG Parties have been committed to Parent through an irrevocable proxy coupled with an interest. Upon the terms and subject to the conditions set forth in the Contribution and Voting Agreement, the shares beneficially owned by the Reporting Persons are required to be voted in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), among Parent, 406 Acquisition Corp. (“Newco”), a Delaware corporation and wholly owned subsidiary of Parent, and the Issuer whereby Newco will merge with and into the Issuer (the “Merger”) and any other matter required to effect the transactions contemplated by the Merger Agreement.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act and as a result of the matters described in this Schedule 13D, Prides Capital and Parent may be deemed to have shared voting power and dispositive power with respect to the 3,954,036 shares of Common Stock, representing 19.0% of the shares outstanding, beneficially owned by Prides Fund, Prides Co-Invest and the IHG Parties.
     In addition, the Reporting Persons, the Tudor Affiliates and the IHG Parties may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act (the “Group”). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 12 of 14
     The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.
     Although Kevin A. Richardson II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment No. 7 as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Merger Agreement (Exhibit A to Amendment No. 6 to the Schedule 13D, filed with the Commission on December 19, 2005 by Prides Capital), and the Contribution and Voting Agreement (Exhibit A hereto which is incorporated herein by reference).
     (c) Each of the Reporting Persons reports that neither it nor, to its knowledge, any person named in Item 2 of this Schedule 13D, other than the IHG Parties, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein. The Reporting Persons have been advised by the IHG Parties that none of the IHG Parties has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.
     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 13 of 14

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented as follows:
     The information set forth or incorporated by reference in Items 3 and 5 is hereby incorporated herein by reference.
     As described in Items 3 and 5 hereof, Parent entered into the Contribution and Voting Agreement with Prides Fund, Prides Co-Invest and the IHG Parties whereby, among other things, upon the terms and subject to the conditions set forth therein, Prides Fund, Prides Co-Invest and the IHG Parties committed to (i) contribute, immediately prior to the closing of the Merger, shares of Common Stock of the Issuer and, for Prides Fund and Prides Co-Invest, capital contributions to help finance the Merger and (ii) vote such shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and any other matter required to effect the transactions contemplated by the Merger Agreement.
     Other than the Merger Agreement and the exhibits thereto, the Subscription Agreements, the Contribution and Voting Agreement, the Debt Commitment Letter and the Sponsor Guaranty, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons with respect to any securities of the Issuer. The Reporting Persons have been advised by the Tudor Affiliates and the IHG Parties that except as disclosed herein none of the Tudor Affiliates or the IHG Parties is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Contribution and Voting Agreement (Exhibit A hereto which is incorporated herein by reference).
Item 7 Material to be Filed as Exhibits

A.	Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006, among Perseus Holding Corp., Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P., Inter-Continental Hotels Corporation and Six Continents Hotels, Inc.

B.	Joint Filing Undertaking.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 14 of 14
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2006	PRIDES CAPITAL PARTNERS, L.L.C.
	By:	/s/ Murray A. Indick
		Name:	Murray A. Indick
		Title:	Managing Member

Kevin A. Richardson, II
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Henry J. Lawlor, Jr.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Murray A. Indick
By:	/s/ Murray A. Indick

Charles E. McCarthy
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Christian Puscasiu
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	Attorney-in-Fact

Perseus Holding Corp.
By:	/s/ Murray A. Indick
	Name:	Murray A. Indick
	Title:	President